FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated February 26, 2010 (“Turkcell Expects Negative Impact From Impairment Charges, Write-offs and Legal Reserves in Q4 2009”)

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

TURKCELL EXPECTS NEGATIVE IMPACT FROM IMPAIRMENT CHARGES,

WRITE-OFFS AND LEGAL RESERVES IN Q4 2009

Istanbul, Turkey: February 26, 2010 – Turkcell (NYSE: TKC, ISE: TCELL), the leading communications and technology company in Turkey, announced today, that in line with IFRS guidelines, goodwill impairment charges in Belarus, fixed asset write offs related to operations in Belarus and Turkey and legal reserves related to the Telecommunications Authority’s, Tax Authority’s and Competition Board’s recent decisions in Turkey, have been recognized.

The total impact of these charges is expected to be approximately TRY260 million, resulting in consolidated net income of approximately TRY250 million in Q4 2009.

For Q4 2009, it is expected that Turkcell’s consolidated revenue will be approximately TRY2,260 million including the impact of the one-time charges and reimbursements based on the Regulator’s decisions (TRY60 million). The negative impact of these charges on EBITDA, after taking into account lower related costs, will be approximately TRY40 million. Consolidated EBITDA is expected to be approximately TRY680 million in Q4 2009.

Turkcell’s Q4 2009 and full year 2009 Audited Financial results will be announced on March 10, 2010.

*All figures mentioned in this press release are preliminary and unaudited.

The table below shows the impact of related charges:

Preliminary and Unaudited Consolidated Figures (million TL)	Q4 2009 Before Impact	2009 Q4 Impact	Q4 2009 After Impact
Revenues	**2,320**	**-60**	**2,260**
Based on the Telecommunications Authority's decisions			
Reimbursement related to tariffs		-39	
Reimbursement to other operators		-21	
EBITDA	**720**	**-40**	**680**
Lower revenues		-60	
Lower Treasury Share expense based on lower revenue and decline in interconnection costs		20	
EBITDA margin	**31.0%**	**0.9 pp**	**30.1%**
Impact on Net Profit	**510**	**-260**	**250**
Goodwill Impairment for Belarus operations		-92	
Negative impact on EBITDA		-40	
Provision for tax fine on distributor discounts		-39	
Fixed Assets Write-off for Belarus operations		-27	
Competion Board's penalty on mobile marketing services		-27	
Turkcell's other write-offs and reserves		-35	
Net Profit	**510**	**-260**	**250**

This press release contains statements that are forward looking, notably with respect to the amount of the charges, write-offs and reserves that we expect to record and the financial results that we are expecting for 2009. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. In particular, the charges, write-offs and reserves are subject to continued testing and expert review, as well as our assessment of ongoing changes in the economic environment. No assurance can be given that the final amounts recorded will not vary from those contained herein, or that future charges, write-offs and reserves will not be required in respect of the same or similar matters. Furthermore, the estimated 2009 financial information given herein is still being reviewed by our accountants and auditors and changes may result from this review. These and other factors may cause our actual 2009 results to differ significantly from the estimates given herein. Please the “Forward Looking Statements” and “Risk Factors” sections in our most recent annual report on Form 20-F, as well as the discussions contained in our press releases, for a further discussion of some of the main risks and uncertainties that we face. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading communications and technology company in Turkey with 36.0 million postpaid and prepaid customers as of September 30, 2009 operating in a three player market with a market share of approximately 56% as of September 30, 2009 (Source: operators’ announcements). Turkcell is the technology leader in this market, providing EDGE technology across the country. Turkcell also provides high quality data and voice services to 72% of the population (as at 2009 year end) through the implementation of its 3G technology. Turkcell provides roaming with 628 operators in 206 countries (as of September 18, 2009). Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported $1.6 billion net revenue for the quarter ended September 30, 2009 as per its IFRS financial statements. Turkcell has interests in international mobile operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine which, together with its Turkish operations, had approximately 61.9 million subscribers as of September 30, 2009. Turkcell has been listed on the NYSE and the ISE since July 2000 and is the only NYSE-listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.08% by others while the remaining 33.48% is free float.

For further information please contact Turkcell

Corporate Affairs

Koray Öztürkler, Chief Corporate Affairs Officer

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor and International	Filiz Karagul Tuzun,
Media Relations	Corporate Communications
Tel: + 90-212-313-1244	Tel: + 90-212-313-2304
Email: nihat.narin@turkcell.com.tr	Email: filiz.karagul@turkcell.com.tr

investor.relations@turkcell.com.tr

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 26, 2010	By:	/s/ Koray Öztürkler
Name: Koray Öztürkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 26, 2010	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head